SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Zayo Group Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919V105	Schedule 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Communications Infrastructure Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,698,354
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,698,354
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,354
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%[1]
12.	Type of Reporting Person (See Instructions) OO

[1]	Based on 243,856,677 outstanding shares of common stock, par value $0.001, as of February 12, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 filed with the Securities and Exchange Commission on February 12, 2016.

CUSIP No. 98919V105	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

Zayo Group Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1805 29th Street, Suite 2050

Boulder, CO 80301

Item 2(a).	Name of Persons Filing

Communications Infrastructure Investments, LLC

Item 2(b).	Address of Principal Business Office, or, if none, Residence

1805 29th Street, Suite 2050

Boulder, CO 80301

Item 2(c).	Citizenship

Communications Infrastructure Investments, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001

Item 2(e).	CUSIP Number

98919V105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The percent of class provided for each reporting person below is based on 243,856,677 outstanding shares of common stock, par value $0.001, as of February 12, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 filed with the Securities and Exchange Commission on February 12, 2016.

(a)	Amount beneficially owned:

7,698,354

(b)	Percent of class:

3.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

7,698,354

CUSIP No. 98919V105	Schedule 13G	Page 4 of 6 Pages

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

7,698,354

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2016

COMMUNICATIONS INFRASTRUCTURE INVESTMENTS, LLC

By:	/s/ Ken desGarennes
Name:	Ken desGarennes
Title:	Chief Financial Officer